UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of APRIL 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant) Date: 1 April 2008
By	/s/ Nancy C Gardner	(Signature) *
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

RULE 2.10 ANNOUNCEMENTS FOR MARCH 2008
Reuters Group PLC — Rule 2.10 Announcement
3 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 March 2008 it has 1,238,303,142 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
4 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 March 2008 it has 1,238,325,747 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
5 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 5 March 2008 it has 1,238,363,202 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
6 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 March 2008 it has 1,238,364,751 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
7 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 March 2008 it has 1,238,368,326 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
10 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 10 March 2008 it has 1,238,369,483 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
12 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 12 March 2008 it has 1,238,518,514 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
13 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 13 March 2008 it has 1,238,561,007 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
14 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 March 2008 it has 1,238,619,208 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
17 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 17 March 2008 it has 1,237,814,962 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
18 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 18 March 2008 it has 1,237,836,249 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
20 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 20 March 2008 it has 1,237,872,812 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
25 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 25 March 2008 it has 1,237,122,812 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
26 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 26 March 2008 it has 1,237,166,329 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC — Rule 2.10 Announcement
27 March 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 27 March 2008 it has 1,236,427,994 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

SHARE BUY BACK ANNOUNCEMENTS FOR MARCH 2008
Reuters Group PLC
10 March 2008
Reuters Group plc announces that on 10 March 2008 it purchased for cancellation 250,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 601.8732 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,238,369,483.
Reuters Group PLC
11 March 2008
Reuters Group plc announces that on 11 March 2008 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 601.7737 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,238,369,483.
Reuters Group PLC
12 March 2008
Reuters Group plc announces that on 12 March 2008 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 599.75 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,238,518,514.
Reuters Group PLC
13 March 2008
Reuters Group plc announces that on 13 March 2008 it purchased for cancellation 850,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 596.3412 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,238,561,007.
Reuters Group PLC
14 March 2008
Reuters Group plc announces that on 14 March 2008 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 603.8 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,238,619,208.
Reuters Group PLC
17 March 2008
Reuters Group plc announces that on 17 March 2008 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 578.40 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,237,814,962.
Reuters Group PLC
18 March 2008
Reuters Group plc announces that on 18 March 2008 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 582.8812 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,237,836,249.
Reuters Group PLC
19 March 2008
Reuters Group plc announces that on 19 March 2008 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 587.12 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,237,368,346.
Reuters Group PLC
20 March 2008
Reuters Group plc announces that on 20 March 2008 it purchased for cancellation 650,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 588.7 pence per share. Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,237,872,812.

BLOCK LISTING APPLICATION ANNOUNCEMENTS FOR MARCH 2008
10 March 2008
Reuters Group PLC
Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 275,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

14 March 2008
Reuters Group PLC
Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706
19 March 2008
Reuters Group PLC
Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 290,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706
19 March 2008
Reuters Group PLC
Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 290,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

LARGE SHAREHOLDER NOTIFICATIONS FOR MARCH 2008
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☒
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Master Fund, L.P.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	6 March 2008
6. Date on which issuer notified:	7 March 2008
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
(i) Ordinary shares	74,637,765	74,637,765	60,914,507	60,914,507		4.9%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
60,914,507	4.9%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (60,914,507 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.
On November 8, 2007 in connection with a corporate reorganization, Jeffrey W. Ubben ceased to exercise indirect control or direction over the common shares of Reuters Group plc and therefore ceased to have a notification obligation. In addition, in connection with the same reorganization, ValueAct Holdings GP, LLC and ValueAct Holdings, L.P. acquired the interests described in the preceding paragraph. ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. continued to be the direct holders of the common shares of Reuters Group plc.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights ☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached ☐
An event changing the breakdown of voting rights ☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) ☑
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.
ValueAct Holdings GP, LLC
ValueAct Holdings L.P.

4. Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P.
(ii) ValueAct Capital Master Fund III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 March 2008
6. Date on which issuer notified:	11 March 2008
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
(i) Ordinary shares	69,059,078	69,059,078	61,059,078		61,059,078		4.9%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
61,059,078	4.9%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (50,254,507 ordinary shares) and ValueAct Capital Master Fund III, L.P. (10,804,571 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☑
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.
ValueAct Holdings GP, LLC

ValueAct Holdings L.P.
4. Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P.
(ii) ValueAct Capital Master Fund III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 March 2008
6. Date on which issuer notified:	10 March 2008
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
(i) Ordinary shares	81,376,112	81,376,112	69,059,078		69,059,078		5.6%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
69,059,078	5.6%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (56,814,507 ordinary shares) and ValueAct Capital Master Fund III, L.P. (12,244,571 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights ☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached ☐
An event changing the breakdown of voting rights ☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company
Americas
Deutsche Asset Management (Japan)

Limited
Deutsche Investment Management
Americas Inc.
Tilney Investment Management
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	6 March 2008
6. Date on which issuer notified:	10 March 2008
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 5%
Shares held & Financial Instruments 5%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting	Number of	Number of voting
using the	Number of	Rights	shares	rightsix		% of voting rights
ISIN CODE	Shares	viii	Direct	Direct[x]	Indirectxi	Direct	Indirect
GB0002369139	49,628,775	49,628,775	62,582,732	61,856,440	726,292	4.99%	0.06%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights
Call Option	March 2008		1,531,863	0.12%
Total (A+B)

Number of voting rights	% of voting rights
64,114,595	5.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management
Investment GmbH
Deutsche Asset Management (Japan)
Limited
Deutsche Investment Management
Americas Inc.
Tilney Investment Management
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 March 2008
6. Date on which issuer notified:	11 March 2008
7. Threshold(s) that is/are crossed or reached:	Direct 5%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting	Number of	Number of voting
using the	Number of	Rights	shares	rightsix		% of voting rights
ISIN CODE	Shares	viii	Direct	Direct[x]	Indirectxi	Direct	Indirect
GB0002369139	61,856,440	62,582,732	62,736,969	62,010,677	726,292	5.01%	0.06%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights
Call Option	March 2008		1,531,863	0.12%
Total (A+B)

Number of voting rights	% of voting rights
64,268,832	5.19%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Master Fund, L.P.

4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 March 2008
6. Date on which issuer notified:	17 March 2008
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
(i) Ordinary shares	60,914,507	60,914,507	48,243,934	48,243,934		3.9%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
48,243,934	3.9%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (48,243,934 ordinary shares) . VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights		☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐
An event changing the breakdown of voting rights		☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management

Investment GmbH
Deutsche Asset Management (Japan)
Limited
Deutsche Investment Management
Americas Inc.
Tilney Investment Management
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 March 2008
6. Date on which issuer notified:	14 March 2008
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 6%
Aggregate Shares Held & Financial
Instruments 6%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting	Number of	Number of voting
using the	Number of	Rights	shares	rightsix		% of voting rights
ISIN CODE	Shares	viii	Direct	Direct[x]	Indirectxi	Direct	Indirect
GB0002369139	62,010,677	62,736,969	73,570,371	72,844,079	726,292	5.88%	0.06%
B: Financial Instruments

Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Call Option	March 2008		1,531,863	0.12%
Total (A+B)

Number of voting rights	% of voting rights
75,102,234	6.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights		☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐
An event changing the breakdown of voting rights		☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management
Investment GmbH
Deutsche Asset Management (Japan)
Limited
Deutsche Investment Management
Americas Inc.
Tilney Investment Management
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 March 2008
6. Date on which issuer notified:	17 March 2008
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 7% Aggregate Shares Held & Financial Instruments 7% Direct 6% & 7%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
GB0002369139	72,844,079	73,570,371	88,963,633	88,237,341	726,292	7.13%	0.06%
B: Financial Instruments

Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Call Option	March 2008		1,531,863	0.12%
Total (A+B)

Number of voting rights	% of voting rights
90,495,496	7.31
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (yes/no)
An acquisition or disposal of voting rights		yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):)
3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 March 2008
6. Date on which issuer notified:	6 March 2008
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	n/a
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting	Number of	Number of voting
using the	Number of	Rights	shares	rightsix		% of voting rights
ISIN CODE	Shares	viii	Direct	Direct[x]	Indirectxi	Direct	Indirect
ORD - GB0002369139	Below 3%	Below 3%	37,301,981	37,301,981	n/a	3.01%	n/a
B: Financial Instruments

Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights
n/a

Total (A+B)

Number of voting rights	% of voting rights
37,301,981	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
n/a
Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights		☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐
An event changing the breakdown of voting rights		☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management
Investment GmbH
Deutsche Asset Management (Japan)
Limited
Deutsche Investment Management
Americas Inc.
Tilney Investment Management
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 March 2008
6. Date on which issuer notified:	25 March 2008
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 8%

Aggregate Shares Held & Financial Instruments 8%
8. Notified details:
A: Voting rights attached to shares

Situation previous to the
Class/type	Triggering transaction		Resulting situation after the triggering transaction
of shares		Number of
if possible		Voting		Number of voting
using the	Number of	Rights	Number of	rightsix		% of voting rights
ISIN CODE	Shares	viii	shares	Direct[x]	Indirectxi	Direct	Indirect
GB0002369139	88,237,341	88,963,633	98,793,486	98,069,023	724,463	7.92	0.06%
B: Financial Instruments

Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Datexiv	converted.	% of voting rights

Call Option	March 2008		1,531,863	0.12%
Total (A+B)

Number of voting rights	% of voting rights
100,325,349	8.10
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
DIRECTORS’ DEALINGS ANNOUNCEMENTS FOR MARCH 2008
18 March 2008
DIRECTORS’ DEALING

London — This notification relates to both transactions notified in accordance with Disclosure Rules and Transparency Rules.
Further to the announcement of 14 March 2008 about the expected exercise of options by Devin Wenig, Chief Operating Officer of Reuters Group PLC and David Grigson, Chief Financial Officer of Reuters Group PLC, on 18 March 2008 Devin Wenig exercised options granted under the Discretionary Share Option Plan in 2003 to 2005 over 1,186,664 ordinary shares of 25p in the capital of Reuters Group PLC. No shares were sold.
After these transactions Mr Wenig’s interests in ordinary shares are as follows:

Director	Devin Wenig
Shares held	1,403,883
Share awards under long term incentives	550,000
Share Options	1,720,807
These holdings do not exceed 1% of the issued share capital of the company.
In view of market conditions Mr Grigson has decided not to exercise any options at this time. In the event that he decides that any options will be exercised during the offer period, a further announcement will be made.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Chris Collett
Head of Investor Relations
+44 (0) 207 542 2867
+44 (0) 7990 561071
chris.collett@reuters.com
Media enquiries
Victoria Brough
Global Head of Financial PR
+44 (0) 207 542 8763
+44 (0) 7967 044840
victoria.brough@reuters.com
Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed transaction involving Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies and cost savings.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions, if any, imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006, as well as ‘Risk Factors’ in the Reuters combined shareholder circular, scheme document and prospectus of Thomson Reuters PLC (together, the “Circular”). Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
14 March 2008. Directors’ Dealing

David Grigson, Chief Financial Officer and Devin Wenig, Chief Operating Officer both of Reuters Group PLC, wish to exercise options granted under the Discretionary Share Option Plan (DSOP) in the next few days.
Mr Grigson’s exercise is in respect of the DSOP granted in 2003 over 400,000 ordinary shares of 25p in the capital of Reuters Group PLC. Sufficient shares will be sold in the market in order to fund the exercise price, tax and selling costs payable as a consequence of the exercise and sale. Mr Grigson will receive no net cash from the disposal.
Mr Wenig’s exercise is in respect of the DSOPs granted in 2003 to 2005 over 1,186,664 ordinary shares of 25p in the capital of Reuters Group PLC in the next few days. All shares will be retained.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Chris Collett, Head of Investor Relations
Tel: +44 (0) 20 7542 2867
Mobile: +44 (0) 7990 561071
chris.collett@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
Tel: +44 (0) 20 7542 8763
Mobile: +44 (0) 7967 044840
victoria.brough@reuters.com
Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed transaction involving Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies and cost savings.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions, if any, imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.